August 2,
2005


Mail Stop 4561

Andrew Jacobs
8401 North Central Expressway, Suite 800
Dallas, TX  75225

      Re:	Capstead Mortgage Corporation
		Form 10-K for the year ended December 31, 2004
		File No. 001-08896

Dear Mr. Jacobs:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Exhibit 13

Report of Independent Registered Public Accounting Firm on Audit of
Management`s Assessment of Internal Control Over Financial
Reporting,
page 4
1. We noted that the auditor`s report on management`s assessment of internal control over financial reporting was not signed. Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm on Audit
of
the Consolidated Financial Statements, page 5
2. We noted that your report of the independent registered public accounting firm was not signed. Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm.

Note 13 - Employee and Director Benefit Plans, page 26
3. We note that you cancelled all existing options and replaced them with new option grants at a reduced exercise price. Please advise us how you considered EITF 00-23 in determining this transaction was not a repricing triggering variable plan accounting.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 31

Results of Operations, page 38
4. Reference is made to your disclosure of operating income and operating income per common share as a non-GAAP measure. Tell us what consideration was given to the disclosure requirements of Item
10(e) of Regulation S-K specifically as it relates to:
a. Avoiding titles that are the same or confusingly similar to GAAP financial measures;
b. Clarifying why you believe this measure is used to evaluate performance rather than your liquidity based on the manner in which this measure is used (i.e. used by the Board to determine the funds available for dividends). Note, per share measures of liquidity are prohibited; and
c. Demonstrating the usefulness of excluding recurring items. Reference is made to Questions 8 and 9 in the Commission`s Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures. In addition, tell us what consideration was given to including a reference to where the investor can find the quantitative reconciliation for this non-GAAP measure and disclosing this information in a section clearly labeled as "Other Data."

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3413 if you have questions.




							Sincerely,



      Cicely Luckey
      Branch Chief


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Mr. Andrew Jacobs
Capstead Mortgage Corporation
August 2, 2005
Page 1